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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002


                         Commission File Number 0-18927



                         TANDY BRANDS ACCESSORIES, INC.
                               STOCK PURCHASE PLAN

                              (full title of Plan)


                         TANDY BRANDS ACCESSORIES, INC.
                         690 East Lamar Blvd., Suite 200
                             Arlington, Texas 76011

               (Name of issuer of the securities held pursuant to
                      the Plan and address of its principal
                               executive office.)



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                                    CONTENTS

                                                                             Page
                                                                             ----
TABLE OF CONTENTS .......................................................      2

CERTIFIED PUBLIC ACCOUNTANT'S REPORT ....................................      5

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................      6

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ..............      7

NOTES TO FINANCIAL STATEMENTS ...........................................      8-10

SIGNATURE PAGE ..........................................................     11

CONSENT OF INDEPENDENT ACCOUNTANTS ......................................     12

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                         TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001





                                                                      (WP LOGO)

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                          TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM


                              FINANCIAL STATEMENTS


                     YEARS ENDED DECEMBER 31, 2002 AND 2001



                                TABLE OF CONTENTS


Report of Independent Auditors ...........................................     5

Financial Statements:

     Statements of Net Assets Available for Benefits .....................     6

     Statements of Changes in Net Assets Available for Benefits ..........     7

Notes to Financial Statements ............................................     8






                                                                      (WP LOGO)

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                           (WHITLEY PENN LETTERHEAD)


(WHITLEY PENN LOGO)


                         REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Stock Purchase Program



We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ WHITLEY PENN

Fort Worth, Texas
March 5, 2003

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                         TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             DECEMBER 31,
                                                          2002          2001
                                                       ----------     ---------
ASSETS
   Cash and cash equivalents                           $  865,822     $  747,338
   Employer contribution receivables                      430,164        371,173
                                                       ----------     ----------
   Total assets                                         1,295,986      1,118,511

LIABILITIES                                                    --             --
                                                       ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                      $1,295,986     $1,118,511
                                                       ==========     ==========


See accompanying notes.

                         TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                        YEAR ENDED DECEMBER 31,
                                                          2002           2001
                                                       ----------     ----------
ADDITIONS TO NET ASSETS
Contributions:
   Employee contributions                              $  865,822       $747,338
   Employer contributions                                 430,164        371,173
                                                       ----------     ----------

Total additions to net assets                           1,295,986      1,118,511

DEDUCTIONS FROM NET ASSETS
Benefit distributions                                   1,118,511      1,262,966
                                                       ----------     ----------

Net increase (decrease)                                   177,475       (144,455)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                    1,118,511      1,262,966
                                                       ----------     ----------

   End of year                                         $1,295,986     $1,118,511
                                                       ==========     ==========



See accompanying notes.

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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

A. DESCRIPTION OF PLAN

The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the "Plan") sponsored by Tandy Brands Accessories, Inc. (the "Company") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The purpose of the Plan is to assist the employees of the Company in building personal net worth and to encourage ownership in the Company by providing a Plan for regular investment in the Company's common stock.

Employees who are of legal age, continuously employed for six months or more, and work a minimum of twenty hours per week are eligible to participate in the Plan. Once an eligible employee reaches two years of continuous service, participation in the Tandy Brands Accessories, Inc. Employees Investment Plan is required to continue participation in the Plan.

CONTRIBUTIONS

A participant may contribute to the Plan through authorized payroll deduction of 5% or 10% of their qualifying compensation.

The Company matches 25% of the participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years of continuous employment that participate in the Tandy Brands Accessories, Inc. Employees Investment Plan receive a 50% matching contribution from the Company.

The employee payroll deduction is accumulated and the Company contribution is determined and accrued monthly. The total contributions for each month are credited to the participants' accounts as stock on the basis of a price equal to the average of the closing market price of the stock for the month.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and the Company's contribution for each month. Participant accounts are valued on a monthly basis in accordance with the Plan's provisions.

VESTING

Participants are immediately vested in all contributions plus actual earnings thereon.

              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A. DESCRIPTION OF PLAN - CONTINUED

PAYMENT OF BENEFITS

Each participant's account is distributed by approximately February 15 following the end of each calendar year. Fractional shares are retained; however, fractional shares pertaining to former employees may be paid in cash in accordance with the Plan's provisions.


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

INVESTMENT VALUATION

The Company stock is valued at its quoted market price. This investment is subject to market risks customarily associated with equity investments.

PAYMENT OF BENEFITS

Benefits are recorded when paid. Benefits payable at December 31, 2002 and 2001, were $1,295,986 and $1,118,511, respectively.


C. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of cash, are held by the Company.

Contributions are held and managed by the Company, which invests cash received, and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.

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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


D. AVERAGE SHARE PRICE

The average share prices by month for the Company's common stock for the year ended December 31, 2002, were as follows:


                                                  AVERAGE
MONTH                                           SHARE PRICE
-----                                           -----------
January                                         $    7.9567
February                                             7.9647
March                                                9.1055
April                                                9.9691
May                                                 11.1523
June                                                11.7565
July                                                11.0099
August                                               9.4787
September                                            9.1909
October                                              9.0753
November                                             9.3349
December                                             9.6166




E. TAX STATUS

The Plan is not a qualified plan as determined by the Internal Revenue Code.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        TANDY BRANDS ACCESSORIES, INC.
                                        STOCK PURCHASE PLAN



                                        /s/ J.S.B. Jenkins
                                        ---------------------------------------
                                        J.S.B. Jenkins
                                        Administrative Committee Member



Date: March 28, 2003

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                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation of our report dated March 5, 2003, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No 33-41262) pertaining to the Tandy Brands Accessories, Inc. Stock Purchase Program.





Fort Worth, Texas
March 5, 2003




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